Exhibit 3(ii)



                    THE BANK OF NEW YORK COMPANY, INC.
                                ARTICLE VI
                                 OFFICERS

     SECTION 6.1. Number and Qualifications. The officers of the Company shall be a Chairman, a President, one or more Vice Chairmen (herein called Vice Chairman or Vice Chairmen), a Secretary, a Treasurer, and such other officers, including but not by way of limitation Vice Presidents (who may include one or more Executive Vice Presidents and Senior Vice Presidents), a Comptroller and an Auditor, as may be elected or appointed in accordance with the provisions of these By-laws. The Chairman and the President shall be elected, and the other officers may, but need not be, elected or appointed, from among the directors. One person may hold any two or more offices and perform the duties thereof.